

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

Mr. Wright Thurston
Chief Executive Officer
Highland Business Services, Inc.
201 Avenida Fabricante, Suite 100
San Clemente, California 92672

> **Re:** **Highland Business Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 3, 2011**
> **Item 4.01 8-K/A**
> **Filed May 11, 2011**
> **File No. 001-34642**

Dear Mr. Thurston:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Laura Veator
Staff Accountant